EXHIBIT 99.5

PURCHASES BY FOSUN INDUSTRIAL OF SHARES OF COMMON STOCK OF

CHINDEX INTERNATIONAL, INC. SINCE THE FILING OF THE ORIGINAL 13D

Trade Date	Number of Sharess	Average Price Per Share (excluding commissions) (US$)
2010-6-28	8,000	12.4882
2010-6-29	51,113	12.2719
2010-6-30	39,677	12.5184
2010-7-1	60,000	12.3833